                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 1998


NORDIC AMERICAN TANKER SHIPPING LIMITED(Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    X     Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                No    X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on October 1, 1998 relating to a cash distribution to shareholders of record as of October 27, 1998 and a copy of the report to shareholders for the quarter ended September 30, 1998 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results.

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.



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NORDIC AMERICAN TANKER SHIPPING LTD (NAT) - ANNOUNCES QUARTERLY
DIVIDEND OF USD 0.30

Summary

Hamilton, Bermuda. NAT has declared a dividend of USD 0.30 for the fourth quarter of 1998.

NAT's policy is to pay dividends every quarter. Assuming receipt by NAT of charterhire from BP Shipping at the minimum rate and no other expenses or reserves by NAT that are withheld from any distribution, NAT will be able to distribute to its shareholders a minimum of USD 1.20 per annum as long as the ships are on charter to BP Shipping. Whether the dividends may exceed USD
1.20 per annum depends upon the spot charter market for modern suezmax tankers. Including the declared dividend for the fourth quarter of 1998, NAT has distributed USD 1.43 to its shareholders for 1998.

The dividend of USD 0.30 will be paid on or about November 12 to shareholders of record as of October 27, 1998.

NAT paid a dividend of USD 0.40 in the first quarter of 1998, USD
0.41 in the second quarter of 1998 and USD 0.32 in the third quarter of 1998.

The three NAT vessels are on "hell or high water" bareboat charters to BP Shipping for a minimum of 7 years. Under the charters, NAT receives charterhire based on a formula derived from the spot market for suezmax tankers on two round trip trade routes traditionally served by suezmax tankers. The minimum rate is USD 13,500/day/vessel, or USD 22,000/day/vessel (timecharter ("T/C")equivalent) after taking into account agreed operating expenses of USD 8,500/day.

For the third quarter of 1998, BP will not pay any additional hire above the base rate as the average spot market for the third quarter has not exceeded the minimum level.

Background

NAT's three double hull tankers were delivered from the yard in Korea in 1997 and commenced their charters to BP Shipping on October 1, 1997. The decision to pay dividends for the fifth time since October 1997 is a result of NAT receiving the minimum hire for the fourth quarter of 1998 and no additional hire for the third quarter. The additional hire for the tankers in each three month period is calculated based upon market conditions for tankers of similar size and age on certain routes, based upon an agreed formula. The minimum hire is paid in advance, quarterly, whilst the additional hire is paid in arrears quarterly.


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On December 31, 1998, BP Shipping will pay hire for the first quarter of 1999, based upon the minimum rate. Whether there will be any additional hire for the fourth quarter of 1998 will be dependent upon market conditions for suezmax tankers on the routes which are included in the freight formula.

The structure of paying the minimum rate in advance every quarter and a possible additional rate in arrears each quarter has been agreed and is expected to be continued through the contract period of minimum 7 years and maximum 14 years.

The contracts with BP Shipping are guaranteed by its parent company, British Petroleum Company Plc.

A portion of the dividend paid by NAT may be deemed a return of capital for US income tax purposes. Relevant tax information is expected to be distributed to US shareholders in February 1999.

Ugland Nordic Shipping (UNS), an Oslo Stock Exchange listed company holding 15% of the shares in NAT, is manager of NAT.

Tender offer

The Board of Directors has approved a submission to NAT's shareholders of a proposal to allow NAT to incur debt and to use the proceeds to conduct a tender offer for a part of NAT's outstanding common shares (the "Shares"). The proposal is expected to be submitted to NAT's shareholders at a special meeting in November, following preparation and circulation of proxy statements. NAT currently expects to enter into a loan facility in the approximate amount of $30 million and to conduct a "Dutch Auction" self-tender offer for its Shares with the proceeds, at a price range to be determined. Conduct of the self-tender offer will be subject to shareholder approval of an amendment to the Company's Bye-Laws to allow NAT to incur debt and applicable regulatory approvals.

Shareholders of record as of October 27, 1998 whether tendering their Shares or not, will receive the above dividend.

              Sandefjord, Norway October 14th 1998

Contacts:     Herbjorn Hansson
              Niels Erik Feilberg
              Ugland Nordic Shipping ASA
              Sandefjord, Norway
              Tel.: (47)-33-42 15 00
              Fax : (47)-33-42 15 45





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              Gary J. Wolfe
              Seward & Kissel
              New York, USA
              Tel.: (1) 212-574-1223
              Fax : (1) 212-480-8421
















































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              MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS AS OF

                       September 30, 1998

Overview

         In September 1995, the Company offered and sold to the public 11,731,613 warrants (each, a "Warrant") at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to September 30, 1997 (the "Exercise Date"), the Company did not have any operations other than certain limited operations related to the acquisition of three modern double hull 150,000 dead weight tonne suezmax tankers (the "Vessels"), which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy Industries.

         On the Exercise Date all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new common shares (the "Shares"). There is a total of 11,813,850 Shares in issue.

         BP Shipping Ltd (the "Charterer") agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and
(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

         On June 30, 1998 the Company received $3,726,000 in Base Hire from the Charterer for the period from July 1 to September 30, 1998. In October 1998, the Brokers Panel determined that there would be no Additional Hire for the period July 1 to September 30, 1998. The total charterhire for the period was thus $3,726,000 or $13,500 per day per Vessel (timecharter ("T/C") equivalent of $22,000 per day per Vessel). Charterhire (T/C equivalent) in the 1st quarter and 2nd quarter of 1998 was $26,632 and $22,000 per day per Vessel respectively.

         On September 30, 1998 the Company received $ 3,726,000 in Base Hire from the Charterer for the period from October 1 to December 31, 1998.




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Results of Operations

         The Company's revenues from the charterhire for the period January 1 to September 30, 1998 derived from the Base Hire of $11,056,500 ($13,500 per day per Vessel) and Additional Hire for the three month period of January 1 to March 31, 1998 of $1,250,640 ($4,632 per day per Vessel). Total charterhire for the period from January 1 to September 30 was $12,307,140 (T/C equivalent of $23,527 per day per Vessel).

         Net costs during the period from January 1 to September
30, 1998, were $5,481,937 of which nine months depreciation of the Vessels constitute $5,123,421.

Liquidity and Capital Resources

         Total Assets of the Company at September 30, 1998 were
$164,099,739 compared to $170,682,878 at December 31, 1997.  Cash held at September 30, 1998 was $154,997.

Dividend payment

         Based on Additional Hire of $1,499,380 for the 4th quarter of 1997 and the minimum Base Hire of $3,544,155 for the 1st quarter of 1998, from January 1 to March 31, the Board of Directors declared in January 1998 a dividend of $4,725,540 or $0.40 per Share, paid to shareholders on February 10, 1998.

         Based on Additional Hire of $1,499,380 from the 1st quarter of 1998 and the minimum Base Hire for the 2nd quarter of 1998, from April 1 to June 30, the Board of Directors declared in April 1998 a dividend of $4,843,678 or $0.41 per Share, paid to shareholders in May 1998.

         Based on the minimum Base Hire for the 3rd quarter of 1998, from July 1 to September 30,1998 and no Additional Hire for the 2nd quarter, the Board of Directors declared in July 1998 a dividend of $3,780,432 or $0.32 per Share, paid to shareholders in August 1998.

         Based on the minimum Base Hire for the 4th quarter of 1998, from September 30 to December 31, 1998 and no Additional Hire for the 3rd quarter, the Board of Directors declared in October 1998 a dividend of $3,544,155 or $0.30 per Share, to be paid to shareholders in November 1998.

         Total dividend paid in 1998 will be $15,712,420.50 or $1.43 per Share.





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Leveraging and repurchase of Common Stock

         On September 10, 1998 the Company announced that its Board of Directors had approved the submission to the Company's shareholders of a proposal to allow the Company to incur debt and to use the proceeds to conduct a tender offer for the Company's outstanding shares. The proposal is expected to be submitted to the Company's shareholders at a special meeting in November, following preparation and circulation of proxy statements. The Company currently expects to enter into a loan facility in the approximate amount of $30 million and to conduct a "Dutch Auction" self-tender offer for its shares with the proceeds, at a price range to be determined. Conduct of the self-tender offer will be subject to shareholder approval of an amendment to the Company's Bye-Laws to allow the Company to incur debt and applicable regulatory approvals.





































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BALANCE SHEET INFORMATION

                       September 30, 1998

ASSETS

    Cash and cash on deposit                   $     154,997
    Bare-Boat hire receivable                  $           0
    Prepaid insurance                          $           0
    Vessels                                    $ 163,944,742
    --------------------------------------------------------

              Total Assets                     $ 164,099,739

LIABILITIES

    Dividend payable                           $           0

SHAREHOLDER'S EQUITY

    11,813,850 Common Shares, par value        $     118,138
    $0.01 per share, outstanding
    50 million authorized

    Legal reserves                             $ 163,981,601
    --------------------------------------------------------

              Total liabilities & equity       $ 164,099,739


INCOME STATEMENT INFORMATION NINE MONTHS ENDED

                       September 30, 1998

    Revenue                                    $  12,307,140
    Ship Broker commission                     $   (138,207)
    Management Fee Expense                     $   (187,500)
    Insurance Expense                          $    (95,836)
    Depreciation                               $ (5,123,421)
    Net financial items                        $      63,027
    --------------------------------------------------------
    Net profit                                 $   6,825,203











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